Exhibit 99.1

FORM 51-102F3 MATERIAL
CHANGE REPORT

1.                                      Name and Address of Company

NOVA Chemicals Corporation

1000-7th Avenue S.W.

Calgary, AB T2P 5L5

2.                                      Date of Material Change

December 8, 2008

3.                                      News Release

A news release was distributed on December 8, 2008 through the facilities of Business Wire.  A copy of the news release is attached as Schedule “A”.

4.                                      Summary of Material Change

NOVA Chemicals Corporation (NOVA Chemicals) announced on December 8, 2008 that Jeffrey M. Lipton, 66, its Chief Executive Officer has decided to retire effective May 1, 2009.  Mr. Lipton will remain a member of the board of directors until NOVA Chemicals’ next annual meeting of shareholders.

5.                                      Full Description of Material Change

5.1                               Full Description of Material Change

On December 8, 2008, NOVA Chemicals announced that Mr. Jeffrey M. Lipton, Chief Executive Officer (CEO) has decided to retire effective May 1, 2009.  Mr. Lipton will remain a member of the board of directors until NOVA Chemicals’ next annual meeting of shareholders.

It was also announced that Mr. Christopher D. Pappas, 53, currently President and Chief Operating Officer, has been appointed President and CEO effective May 1, 2009.  Mr. Pappas joined NOVA Chemicals in 2000 as Senior Vice President and President Styrenics and assumed his current position as President and Chief Operating Officer in January 2008.

5.2                               Disclosure for Restructuring Transactions

Not applicable.

6.                                      Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.                                      Omitted Information

Not applicable.

8.                                      Executive Officer

For further information please contact Jack S. Mustoe, Senior Vice President, Chief Legal Officer and Corporate Secretary at 412.490.4511.

9.                                      Date of Report

December 10, 2008

Schedule “A”

NOVA Chemicals Corporation Canadian Operating Center 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5C6 www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

Press Release

NOVA Chemicals’ Lipton announces retirement plans;
Pappas to be next President and CEO

Pittsburgh, PA (December 8, 2008) —  NOVA Chemicals announced today that Jeffrey M. Lipton, 66, its Chief Executive Officer has decided to retire effective May 1, 2009, after nearly 15 years with the Company and more than ten years as CEO.  Mr. Lipton will remain a member of the Board of Directors until the Corporation’s next annual meeting.  NOVA Chemicals’ Board of Directors has appointed Christopher D. Pappas, 53, currently President and Chief Operating Officer, as President and Chief Executive Officer, effective May 1, 2009.  Mr. Pappas has been with the Company since 2000 and was appointed to his current position in January 2008.

“On behalf of NOVA Chemicals and the board, I would like to thank Jeff for his exceptional leadership of our Company and substantial contributions to the industry,” said James Stanford, Chairman of NOVA Chemicals’ Board of Directors. “We are pleased to have someone of Chris’ caliber ready to step in and lead the Company.”

“It has been a privilege to lead NOVA Chemicals during its first decade.  Despite today’s economic uncertainties, I remain very optimistic about the Company’s prospects and I am confident that Chris will provide outstanding shareholder-oriented leadership to a great team,” said Jeff Lipton.

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier.  Our employees work to ensure health, safety, security and environmental stewardship through our commitment to Responsible Care®.  NOVA Chemicals shares are traded as NCX on the Toronto and New York stock exchanges.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

Greg Wilkinson — Vice President, Public and Government Affairs

Tel: 412.490.4166

E-mail:  wilkinga@novachem.com

Investor Relations inquiries, please contact:

Chuck Magro — Vice President, Investor Relations

Tel: 412.490.5047

E-mail: magroc@novachem.com

Photographs and graphics are available upon request.

Schedule “A”

Forward-Looking Information – This news release contains Forward Looking Information, including the statement that despite today’s economic uncertainties, the company remains very optimistic about its prospects.  By its nature, forward-looking information requires NOVA Chemicals to make assumptions and is subject to inherent risks and uncertainties.  There is significant risk that predictions, forecasts, conclusions and projections will not prove to be accurate, that NOVA Chemicals’ assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections.  Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information include:  uncertainties regarding commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; starting up and operating facilities; the impact of competition; uncertainties associated with the North American, South American, European, and Asian economies and other risks detailed from time-to-time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals.  NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement.  In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.